SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated June 19, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 19, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Relevant Matter- Title XII, Chapter I, Sections 2 and 3 of the CNV Rules (NT 2013)

Settlement Agreement

I am writing to you, as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Company, in its capacity as successor company of Cablevisión S.A. (“Cablevisión”), has reached a settlement agreement to end all legal proceedings existing with diverse member companies of Grupo Supercanal, including Supercanal S.A. (“Supercanal”) and América TV S.A. (“América TV”), to finish a litigious situation which included different reciprocal litigations and judicial claims derived from (i) the participation of Multicanal S.A. – absorbed by Cablevisión- in Supercanal Holding S.A. – today Supercanal- and (ii) the inclusion of television signals owned by América TV in Cablevisión’s grid.

By virtue of the aforementioned settlement agreement and in order to implement what was resolved, Telecom Argentina, in its previously indicated capacity, has subscribed, among others: 1) a Framework Contract by which, among other issues, América TV expressly waives the claim for the exhibition of its signals in Cablevisión’s grid (now Telecom Argentina) waiving to make any kind of claim in this sense and recognizing it has nothing to claim against Telecom Argentina for any other cause prior to the date of the agreement; and 2) a Share Transfer Agreement by which Telecom Argentina gives in favor of Supercablecanal S.A. the shares – and all the rights inherent to them- that it owns, in its capacity as successor company of Cablevisión in Supercanal and Supercanal Holding S.A, as of the day of this contract.

In the framework of the aforementioned settlement agreement, it has been agreed that Supercanal will assume the costs of the proceedings.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 19, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations